As filed with the Securities and Exchange Commission on October 28, 2020	Registration No. 333 - 170665

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

AU Optronics Corp.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Republic of China

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248 - 4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

302-738-6680

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James C. Lin, Esq. Davis Polk & Wardwell LLP 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong +852 2533 3300	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.

	☐	on [Date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (15), (16), (25), and (26).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt – Paragraphs (15) and (16).

	(v)	The sale or exercise of rights	Face of Receipt - Paragraph (2); Reverse of Receipt – Paragraphs (14) and (15).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Paragraphs (3), (6), and (7); Reverse of Receipt - Paragraphs (14) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (21) and (22) (no provision for extensions).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9), and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt – Paragraph (7); Reverse of Receipt - Paragraphs (18) and (19).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (10).

Item 2.	AVAILABLE INFORMATION	Face of Receipt - Paragraph (13).

AU Optronics Corp. (the “Company”) has in the past been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the “Commission”), which reports can be retrieved from the Commission’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549. The Company has filed a Form 15F (the “Form 15F”) with the Commission to terminate the registration of its securities under the Exchange Act and its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act. Upon filing of the Form 15F, the Company’s obligation under the Exchange Act to file or submit reports required under Sections 13(a) or 15(d) of the Exchange Act was suspended. Upon effectiveness of the Form 15F, the Company’s duty to file or submit reports under Sections 13(a) and 15(d) of the Exchange Act will terminate. Pursuant to Rule 12g3-2(b)(1) promulgated under the Exchange Act, the Company is exempt from the reporting obligations of the Exchange Act. In order to satisfy the conditions of Rule 12g3-2(b) and to maintain the exemption from registration, the Company publishes in English the information contemplated in Rule 12g3-2(b)(2)(i) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market. The Company has specified in the Form 15F, https://www.auo.com, as the internet website or the electronic information delivery system on which it will publish such information. The information so published by the Company cannot be retrieved from the Commission’s internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission. If the Form 15F does not become effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the Commission, and submit to the Commission, certain reports that can be retrieved from the Commission’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 2 to Deposit Agreement, filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i) Form of Amendment No. 2 to the Deposit Agreement, by and among AU Optronics Corp. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. — Filed herewith as Exhibit (a)(i).

(a)(ii) Amendment No. 1 to Deposit Agreement, dated as of February 15, 2006, by and among AU Optronics Corp. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares (“ADSs”) evidenced by the American Depositary Receipts (“ADRs”) issued thereunder. — Previously filed with the Commission on November 17, 2010 (Reg. No. 333-170665) and incorporated by reference.

(a)(iii) Deposit Agreement, dated as of May 29, 2002, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs evidenced by the ADRs issued thereunder. — Previously filed with the Commission on September 9, 2004 (Reg. No. 333-118892) and incorporated by reference.

(b)(i) Letter Agreement, dated as of October 13, 2010, by and between the Company and the Depositary for the purpose of accommodating the issuance of ADSs upon the deposit of the Shares with the Depositary’s custodian in connection with the conversion of the Company’s Bonds due 2015 — Previously filed with the Commission on November 17, 2010 (Reg. No. 333-170665) and incorporated by reference.

(b)(ii) Letter Agreement, dated as of October 22, 2007, by and between the Company and the Depositary for the purpose to enable the establishment of a “direct registration system” for ADSs and the issuance by the Depositary of “uncertificated ADSs”. — Previously filed with the Commission on November 17, 2010 (Reg. No. 333-170665) and incorporated by reference.

(b)(iii) Letter Agreement, dated as of October 1, 2006, by and between the Company and the Depositary for the purpose of issuance of ADSs in exchange for GDSs of Quanta Display Inc. and assumption of convertible bonds of Quanta Display Inc., in each case, in connection with the merger between the Company and Quanta Display Inc. — Previously filed with the Commission on November 17, 2010 (Reg. No. 333-170665) and incorporated by reference.

(b)(iv) Letter Agreement, dated as of September 16, 2002, by and among the Company, the Depositary and United Microelectronics Corporation (“UMC”) for the sole purpose of accommodating the issuance of ADSs evidenced by ADRs upon UMC’s deposit of the Company’s shares with the Depositary following the exchange of bonds issued by UMC in accordance with, and subject to, the terms and conditions of the indenture governing such bonds. — Previously filed with the Commission on January 31, 2006 (Reg. No. 333-118892) and incorporated herewith by reference.

(c)       Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)       Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Previously filed with the Commission on November 17, 2010 (Reg. No. 333-170665).

(e)       Certificate under Rule 466. — None.

(f)       Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, as amended, by and among AU Optronics Corp., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 28th day of October, 2020.

Legal entity created by the Deposit Agreement, as amended, under which the American Depositary Shares registered thereunder are issued, each American Depositary Share representing the right to receive the specified number of common shares of AU Optronics Corp.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie Deluca
Name: Leslie Deluca
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, AU Optronics Corp. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Hsinchu, Taiwan, on October 28, 2020.

AU Optronics Corp.

By:	/s/ Benjamin Tseng
Name: Benjamin Tseng
Title: Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Shuang-Lang (Paul) Peng and Benjamin Tseng to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on October 28, 2020.

Signature	Title

/s/ Shuang-Lang (Paul) Peng	Chairman and Chief Executive Officer (Principal Executive Officer)
Shuang-Lang (Paul) Peng

/s/ Benjamin Tseng	Chief Financial Officer (Principal Financial and Accounting Officer)
Benjamin Tseng

/s/ Frank Ko	Director, President and Chief Operating Officer
Frank Ko

/s/ Kuen-Yao (K.Y.) Lee	Director
Kuen-Yao (K.Y.) Lee

Director
Peter Chen

/s/ Chin-Bing (Philip) Peng	Independent Director
Chin-Bing (Philip) Peng

Signature	Title

/s/ Mei-Yueh Ho	Independent Director
Mei-Yueh Ho

/s/ Yen-Shiang Shih	Independent Director
Yen-Shiang Shih

/s/ Yen-Hsueh Su	Independent Director
Yen-Hsueh Su

/s/ Jang-Lin (John) Chen	Independent Director
Jang-Lin (John) Chen

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of AU Optronics Corp., has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 in Newark, Delaware, on October 28, 2020.

Authorized U.S. Representative:

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 2 to Deposit Agreement